UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2018

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

 (Translation of registrant’s name into English)

5 HaPlada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): o

CONTENTS

Restoration of Compliance with NASDAQ Listing Rules

On May 24, 2018, Formula Systems (1985) Ltd. (the “Company”) received confirmation from the staff at NASDAQ that as a result of the Company’s having held its annual general meeting of shareholders on May 21, 2018 (as reported by the Company in its Form 6-K furnished to the Securities and Exchange Commission on May 24, 2018), the Company has regained compliance with NASDAQ Listing Rule 5620(a).

The contents of this Form 6-K are hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-156686).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: May 29, 2018	By:	/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer